Exhibit (a)(5)(iii)

OPSWARE INC.

TENDER OFFER & MERGER PROCESS

TREATMENT OF OPTIONS AND RESTRICTED STOCK

TREATMENT OF ESPP

FAQ

AUGUST 17, 2007

The following questions and answers are intended for your general information only and are qualified by the exact language of the Merger Agreement and the Tender Offer materials filed with the Securities and Exchange Commission. You should seek the advice of your tax or financial consultant if you have specific questions regarding whether to tender your shares and/or the tax consequences associated with your Opsware options and stock. This notice does not constitute tax or investment advice to you, which neither Opsware nor HP is able to provide.

TENDER OFFER & MERGER PROCESS

What are the Tender Offer and the Merger?

As you know, Opsware has entered into a Merger Agreement with Hewlett-Packard Company (“HP”) for HP to acquire Opsware. HP’s acquisition of Opsware will occur in two steps.

First, HP has commenced a tender offer for Opsware (the “Tender Offer”). This means that a subsidiary of HP is offering to purchase all outstanding shares of Opsware for $14.25 per share, net to the seller in cash, without interest and less any required withholding taxes. HP and Opsware have filed materials relating to the Tender Offer with the Securities and Exchange Commission (the “SEC”) that explain the details of this Tender Offer.

Second, following the successful completion of the Tender Offer, Opsware will merge with the HP subsidiary and as a result become a wholly-owned subsidiary of HP (the “Merger”).

How will I receive these Tender Offer materials?*

If you hold your shares through a broker such as eTrade, which is known as being a “street holder,” then you will receive copies of the Tender Offer materials directly from your broker.

If you are a registered holder of shares (i.e., you hold a physical stock certificate of Opsware), then you will be mailed hard copies of the Tender Offer materials from Computershare Trust Company.

These materials will include instructions on how to tender your shares of Opsware common stock to HP in the Tender Offer.

* Note that the remaining portion of this section of the FAQ only covers fully owned and outstanding shares of common stock (such as ESPP shares or options that you have exercised and held). Stock options and restricted stock are covered in a separate section of the FAQ below.

When will I receive these Tender Offer materials?

Registered holders should have received these materials beginning during the week of August 6, 2007. Street holders may have to wait a little longer as the mailing has to be routed through their brokers.

If your broker is eTrade and you’ve elected to receive materials electronically, you should have received an e-mail from eTrade on Thursday, August 9, 2007 with the Tender Offer materials and instructions on how to tender.

When will the Tender Offer close? In other words, when is my deadline to tender my shares in the Tender Offer?

The Tender Offer is currently scheduled to expire on Thursday, August 30, 2007. However, HP may extend the offer period if certain conditions are not satisfied, including conditions relating to the total number of Opsware shares tendered in the Tender Offer and the expiration or termination of waiting periods and the receipt of any required approvals under certain antitrust laws.

If HP extends the offer, HP will issue a public announcement and make an SEC filing stating the extended time period no later than the next business day after the scheduled expiration.

How do I tender my shares and what do I do with the paperwork that I’ll receive?

Street Holder:  If you hold your shares through a broker, you must follow the instructions on the “letter of transmittal” mailed to you by your broker, or, if you receive your materials electronically, you must follow the instructions in the email you received from your broker. The instructions vary between brokers, but will always require that you submit something to your broker stating your intention to tender your Opsware shares.

Registered Holder:  If you are a registered holder of shares, you must follow the instructions on the letter of transmittal that comes from Computershare. You’ll submit to Computershare: (1) signed instructions (a green colored form), (2) signed letter of transmittal (a blue colored form), (3) original stock certificate (or if the stock certificate has been lost, stolen or destroyed, you must indicate so on the letter of transmittal) and (4) if a U.S. holder, a Substitute Form W-9, or if a non-U.S. holder, a W-8BEN or other applicable IRS Form W-8 (the Form W-9 will be provided by Computershare in the mailing and IRS Form W-8BEN and other IRS Forms W-8 are available from Computershare Trust Company or from the IRS website, at http://www.irs.gov).

Once the Tender Offer ends, how and when do I get paid?

Street Holder:  You will receive payment directly from your broker. HP is required to submit payment to Computershare promptly following the expiration of the Tender Offer period. Computershare will then submit payment to the Depositary Trust Company, which will then submit payment to the various brokers. The time it takes your broker to credit your account after receiving the funds from the Depositary Trust Company will vary among brokers.

Registered Holder:  You will receive a check from Computershare for your tendered shares as soon as practicable. We expect that it will be received within a couple of weeks of the close of the Tender Offer.

What happens if I don’t tender my shares?

If the Tender Offer is completed and certain other conditions are satisfied, we will complete the Merger. We expect to complete the Merger within a short period following the completion of the Tender Offer, but it could take several months longer under certain circumstances.

If you fail to tender your shares during the Tender Offer but the Tender Offer and the Merger are both completed, you will receive after the Merger the same amount of cash per share, $14.25, without interest and less any required withholding taxes, which you would have received had you tendered your shares in the Tender Offer. Therefore, if the Tender Offer and the Merger are both completed, the only differences to you between tendering your shares and not tendering your shares in the Tender Offer are that (i) you will be paid earlier if you tender your shares in the Tender Offer and (ii) appraisal rights will not be available to you if you tender your shares in the Tender Offer but will be available to you in the Merger. A summary of those appraisal rights and how to exercise them is included in the Tender Offer materials.

If the Tender Offer is completed but the Merger does not occur, the number of Opsware stockholders and the number of Opsware shares that are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, there may not be any public trading market) for Opsware shares. In addition, Opsware may cease making filings with the SEC or otherwise may not be required to comply with the rules relating to publicly held companies.

* Again, note that this portion of the FAQ only covers fully owned and outstanding shares of common stock (such as ESPP shares or options that you have exercised and held). Stock options and restricted stock are covered in a separate section of the FAQ below.

Who can I call for help regarding the Tender Offer?

For questions about the tender process, including the paperwork you need to complete, please call Innisfree M&A Incorporated at (877) 750-5838. They have been hired especially for this transaction to help answer stockholder questions. If Innisfree is unable to answer a question, please contact Opsware’s HR Department or Stock Administration.

OPTIONS

What happens to my vested Opsware stock options in the Merger?

Generally, at the close of the Merger, any outstanding and vested options that have an exercise price less than $14.25 per share will receive a lump sum cash payment equal to the difference between $14.25 and the exercise price, multiplied by the number of vested options (subject to applicable tax and social insurance withholding requirements).

Following the close of the Merger, these vested options will no longer be exercisable and will be cancelled. The lump sum cash payment will be paid to you net of all required withholdings, and it will generally be paid to you as part of the regular Opsware payroll cycle that follows the closing of the Merger. Or, if you are not on Opsware’s payroll, the lump sum cash payment will generally be paid to you via Opsware’s accounts payable after the closing of the Merger.

What happens to my unvested “in-the-money” Opsware stock options in the Merger?

At the close of the Merger, HP will convert outstanding and unvested Opsware options with an exercise price below $14.25 (i.e., “in-the-money” options) into HP options, subject to the following conditions:

•                  the option holder must be an employee or service provider of HP or an HP subsidiary immediately after the close of the Merger; and

•                  for non-U.S. employees:

•                  HP must be able to obtain applicable regulatory approvals or be able to convert such options under local laws; and

•                  conversion of the options must be in line with HP policies and practices in the applicable jurisdiction.

The number of options and the exercise price of those options will be adjusted according to a “conversion ratio,” which will preserve the economic value of the options.

The conversion ratio is measured at the closing of the Merger and will be determined by dividing $14.25 by the average closing price of HP common stock on the New York Stock Exchange (NYSE) over the five day trading period ending two days prior to the closing of the Merger (this five day trading period is known as the “measurement period”).

Unvested Opsware options with an exercise price equal to or greater than $14.25 (i.e., “out-of-the-money” options) are discussed below.

Can I see a numeric example?

Facts:  You hold an option for 10,000 shares with an exercise price of $10.00 per share. 5,000 option shares are vested; 5,000 option shares are unvested.

Vested Options:  Upon closing of the Merger, you will receive a cash payment of $21,250 (5,000 shares multiplied by $4.25 (i.e., $14.25 minus the $10.00 exercise price)) less any applicable tax and social insurance withholding amounts.

Unvested Options:

                Step 1:  If the average closing price of HP common stock on NYSE over the measurement period is $48, the conversion ratio would be 0.296875.

                Step 2:  Upon closing of the Merger, your 5,000 unvested options would be converted into an HP option to purchase 1,484 shares of HP common stock (5,000 × 0.296875) at an exercise price of $33.69 per share ($10.00 / 0.296875).

This is only an example. The exact conversion ratio to be applied to your Opsware unvested options cannot be determined until the closing of the Merger. Following the closing, you will receive a notice from HP stating the number of HP options that your Opsware options have converted into and the exercise price of those options.

When my unvested “in-the-money” options are converted, what happens to my vesting?

Your vesting schedule for converted options will not change.

What if I’m still in my one-year “cliff” period?

Your vesting schedule for converted options will not change. Twenty-five percent (25%) of the option will still vest on the one-year anniversary of your original start date with Opsware, or your vesting commencement date, assuming you remain employed with Opsware or HP during such period.

If you become employed by HP and are later involuntarily terminated by HP, the “cliff” is ignored and you will receive vesting credit for the number of months you have worked with Opsware and HP. For example, assume you start employment with Opsware on July 1, 2007 and receive an option for 10,000 shares, then begin employment with HP on October 1, 2007 and then involuntarily terminate with HP on January 1, 2008. You will receive vesting credit for 6 months. On the termination date, your option is vested and exercisable for 1,250 shares. Please note that whether you are involuntarily terminated by HP will be determined pursuant to the terms of Opsware’s 2000 Incentive Stock Plan.

After the Merger, how do I exercise and sell my converted HP options?

If your Opsware options are converted into HP options in the Merger (as discussed above), you will receive information from HP telling you how you may exercise your HP options after the Merger. You will not be able to exercise your converted HP options until they vest according to their existing schedule. Exercises of vested options will be permitted beginning shortly after the Merger, once HP files a Form S-8 Registration Statement with the SEC and the conversion and uploading of Opsware’s equity data into HP’s equity administration system occurs. Because all vested options will be cashed out at the closing of the Merger, we do not expect this delay to have a significant impact on Opsware employees.

What if I have an Opsware stock option with an exercise price of $14.25 or higher?

At the closing of the Merger, all options with an exercise price equal to or more than $14.25 per share, regardless of whether they are vested or not, will no longer be exercisable and will be cancelled.

May I exercise my vested Opsware options rather than having them cashed-out in the Merger?

Yes. You may exercise your vested options as discussed in the next three questions. Please note that if you hold a non-qualified option (“NSO”), you receive no tax benefit from exercising your option as opposed to receiving the cash-out payment. If you hold an incentive stock option (“ISO”), whether you choose to exercise or do nothing and receive the cash-out payment may have different tax implications. Please see the discussion below under “Tax Implications of Cashing-Out or Exercising Your Options.”

May I exercise my vested Opsware options now via a cashless same-day sale?

No. Opsware’s trading window is currently closed and is not expected to re-open until after Opsware publicly announces its second quarter financial results (which is expected to occur through the filing of our 10-Q, which is due by September 10, 2007). Cashless same-day sales are not permitted during this time that the trading window is closed. If the Merger has not closed by the time Opsware reports these financial results, the trading window may open.

You may, however, exercise and hold your shares, as discussed in the following two questions.

May I exercise my vested Opsware options now and tender them in the Tender Offer?

Yes. Prior to August 30, 2007, you may exercise your vested options (other than via a same-day sale) and tender the shares acquired upon exercise to HP in the Tender Offer for $14.25 per share, net to you in cash, without interest and less any required withholding taxes. It may also be possible for you to tender shares you acquire upon exercise following August 30, 2007 if HP elects to extend the period for Opsware shareholders to tender their shares in the Tender Offer beyond the scheduled expiration date of August 30, 2007.

May I exercise my vested Opsware options now and not tender the shares acquired in the Tender Offer?

Yes. You may exercise your vested options (other than via a same-day sale) and not tender the acquired shares. If you do not subsequently sell those shares in the public market (if the trading window opens) or tender them in the Tender Offer and if the Tender Offer and the Merger are both completed, you will receive after the Merger the same amount of cash per share, $14.25, without interest and less any required withholding taxes, that you would have received had you tendered those shares in the Tender Offer. For a more complete description of the potential effects of not tendering those shares, please see the discussion above under “What happens if I don’t tender my shares?”.

TAX IMPLICATIONS OF CASHING OUT OR EXERCISING YOUR OPTIONS

Will taxes be withheld when my vested options are cashed-out following the closing of the Merger?

Yes. If you are subject to U.S. taxes, the cash-out amount you receive for your options, whether they are NSOs or ISOs, will be taxed as ordinary income and will be subject to FICA and Medicare taxes. Opsware will withhold the applicable amounts for the income, FICA and Medicare taxes if your options are cashed-out.

Does it matter (for tax withholding purposes) if it is an NSO or an ISO that is cashed-out?

No. Opsware will withhold the applicable amount for the income, FICA and Medicare taxes if you cash-out either NSOs or ISOs.

Does it matter (for tax withholding purposes) if I exercise my vested NSO instead of having my vested NSO cashed-out?

No. If you are subject to U.S. taxes, the amount you receive will be taxed as ordinary income and will be subject to FICA and Medicare taxes regardless of whether you (a) exercise your NSO and tender the shares acquired upon the exercise in the Tender Offer or hold them through the Merger or (b) have it cashed-out following the Merger. Opsware will withhold the applicable amount for the income, FICA and Medicare taxes if you cash-out or exercise your NSO.

If I either exercise or cash-out my vested ISOs, will it result in a “disqualifying disposition” of the ISO? In other words, will the gain on my ISO be taxed as ordinary income instead of capital gains?

Yes. The gain on your ISOs will be treated as ordinary income whether you exercise the ISO or have it cashed-out in the Merger.

Generally, there is no regular income tax due upon the grant or exercise of an ISO. If the stock is held for more than one year after the date of exercise of the ISO and more than two years after the date of grant of the ISO, any gain or loss on the sale of the ISO will be long-term capital gain or loss. However, an earlier sale or other disposition (a “disqualifying disposition”) will disqualify the ISO and generally result in ordinary income tax on the difference between the fair market value of the stock on the exercise date over the exercise price paid for the stock.

Exercise of an ISO now.  If you exercise a vested ISO now and either tender the acquired shares in the Tender Offer or hold them through the Merger, you will have a disqualifying disposition. Accordingly, the difference between the exercise price and $14.25 will be treated as ordinary income and as discussed under the section below titled “Does it matter (for tax withholding purposes) if I exercise my ISO instead of having my ISO cashed-out?”, there will be no income tax withholding, no FICA withholding and no Medicare withholding. However, you will be responsible for paying the income tax, likely quarterly.

Cash-out of an ISO.  The cash-out of a vested ISO will be a disqualifying disposition. Accordingly, the difference between the exercise price and $14.25 will be treated as ordinary income and as discussed under the section below titled “Does it matter (for tax withholding purposes) if I exercise my ISO instead of having my ISO cashed-out?”, the gain will be subject to all applicable withholding taxes (including income, FICA and Medicare).

Does it matter (for tax withholding purposes) if I exercise my ISO instead of having my ISO cashed-out?

Yes.

Exercise of an ISO.  Generally, if you exercise an ISO, it (a) will not be subject to income tax at the time of exercise, but you will be taxed when you sell the option shares (and you are responsible for paying the amount due at the end of the year and you may be responsible for making quarterly estimated tax payments), (b) may be subject to the alternative minimum tax, (c) will not be subject to FICA tax (this limitation may be of limited value if you have wages in excess of $97,500 for 2007) and (d) will not be subject to Medicare tax (which is 1.45% of wages, with no cap). Accordingly, if you exercise an ISO and then either tender the shares in the Tender Offer or hold them through the completion of the Merger, you will be responsible for remitting to the IRS the income tax owed on the ISO at the end of the year (or, earlier if you are required to make quarterly estimated tax payments) and you may be subject to the alternative minimum tax. You will not have to remit to the IRS any amount for FICA or Medicare.

Cash-out of an ISO.  If your ISO gets cashed-out in the Merger, the positive difference between your exercise price and $14.25 multiplied by the number of shares of common stock subject to the option will be subject to applicable withholding taxes, including income, FICA and Medicare. Opsware will withhold the applicable amount for the income tax, FICA and Medicare upon the cash-out of an ISO.

Will any taxes be owed or withheld when my unvested in-the-money Opsware options are converted into HP options?

No. No taxes will be owed or withheld when your unvested in-the-money Opsware options are converted into HP options as discussed under the section above titled “What happens to my unvested “in-the-money” Opsware stock options in the Merger?”. Rather, upon your exercise of your converted HP options or your subsequent sale of the purchased HP shares, you will be subject to certain taxes depending upon whether your option is an ISO or an NSO. Generally, these taxes will be the same taxes that you are currently subject to upon the exercise and sale of your Opsware options.

It is strongly recommended that you speak with your tax or financial advisor about whether it makes financial sense for you to exercise your ISO prior to the Merger or to have it cashed-out.

RESTRICTED STOCK

What will happen to my Opsware Restricted Stock?

Upon the closing of the Merger, all shares of Opsware restricted stock then outstanding (whether vested or unvested) will be converted into the right to receive $14.25 per share, without interest and less any required withholding taxes.

If you hold fewer than 500 shares of Opsware restricted stock, the vesting of your restricted stock will accelerate in full immediately prior to the completion of the Merger and you will have the right to receive $14.25 per share, without interest and less any required withholding taxes, for all of such shares following the completion of the Merger. The lump sum cash payment will be paid to you net of all required withholdings, and it will generally be paid to you as part of the regular Opsware payroll cycle that follows the closing of the Merger. Or, if you are not on Opsware’s payroll, the lump sum cash payment will generally be paid to you via Opsware’s accounts payable after the closing of the Merger.

If you hold 500 or more shares of Opsware restricted stock, the shares will be converted into your right to receive $14.25 per share, without interest and less any required withholding taxes, following the completion of the Merger. Promptly following the Merger, you will receive payment for each vested share of restricted stock that you hold at the completion of the Merger. For unvested shares of restricted stock, you will only receive the Merger payment after those shares become vested under their existing vesting schedule, subject to your continued employment with HP or Opsware.

ESPP

What will happen to the ESPP?

The Opsware Employee Stock Purchase Plan (“ESPP”) will be terminated on August 31, 2007 (the “New Exercise Date”). Shortly after August 31st, your eTrade account (or other brokerage account) will be credited with the new, additional ESPP shares that you purchase in the cycle ending August 31st. Following the New Exercise Date, you will no longer be able to purchase shares of Opsware stock through payroll deductions under the ESPP.

What will happen to my accumulated ESPP payroll deductions?

Your accumulated payroll deductions will automatically be applied to purchase shares of Opsware stock on the New Exercise Date, unless you withdraw from participation in the ESPP before the New Exercise Date. As of the New Exercise Date, the current offering periods will be considered fully effective and completed for all purposes under the ESPP.

May I tender my ESPP stock in the Tender Offer?

The Tender Offer is currently scheduled to expire on Thursday, August 30, 2007. Since the New Exercise Date is August 31, 2007, you will not be able to tender into the Tender Offer the shares that you are going to buy through the ESPP on August 31, 2007 unless the Tender Offer is extended by HP. If it is extended, you will be able to tender the ESPP shares that you purchase on August 31st.

If the Tender Offer is not extended and the Merger is subsequently completed, or if the Tender Offer is extended, but you do not tender into the Tender Offer the shares that you acquire through the ESPP on August 31, 2007, then, after the Merger, you will automatically receive for each of your newly purchased ESPP shares the same $14.25 per share, without interest and less any required withholding taxes, that you would have received had you tendered your ESPP shares in the Tender Offer, but you will have to wait longer to receive the funds than if you had tendered those shares. For a more complete description of the potential effects of not tendering your ESPP shares, please see the discussion above under “What happens if I don’t tender my shares?”.

May I sell my ESPP stock in the public market?

No. Sales are not permitted at this time. Opsware’s trading window is currently closed and is not expected to re-open until after Opsware publicly announces its second quarter financial results (which is expected to occur through the filing of our 10-Q, which is due by September 10, 2007). If the Merger has not closed by the time Opsware reports these financial results, the trading window may open.

Will there be any new offering periods?

No. Opsware will not be commencing any new offering periods.

May I increase my payroll deductions into the ESPP?

No. Current participants in the ESPP may not increase his or her payroll deductions into the ESPP.

* Please note that this FAQ regarding the ESPP serves as notice of the termination of the ESPP under Section 20(c) of the ESPP. This ESPP notice does not constitute tax or investment advice to you, which neither Opsware nor HP is able to provide.

NO TENDER OFFER OR MERGER

If the Tender Offer and the Merger are not completed for any reason, none of your Opsware restricted stock or Opsware options will be cashed-out or assumed and converted by HP. You would not receive any payment from HP for any shares of Opsware common stock that you own.

QUESTIONS

If you have any questions please contact Opsware’s HR Department or Stock Administration.

We encourage you to consult your own tax and other professional advisors, to the extent you wish to do so; neither Opsware nor HP is able to provide tax or investment advice to you.

IRS CIRCULAR 230 DISCLOSURE

To ensure compliance with requirements imposed by the Internal Revenue Service, we inform you that any U.S. tax advice contained in this communication (including any attachments) is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding penalties under the Internal Revenue Code or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein.

IMPORTANT INFORMATION

THESE QUESTIONS AND ANSWERS ARE FOR INFORMATIONAL PURPOSES ONLY AND ARE NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY SHARES OF OPSWARE COMMON STOCK IS ONLY BEING MADE PURSUANT TO THE OFFER TO PURCHASE AND RELATED MATERIALS THAT HP AND ORCA ACQUISITION CORPORATION FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) ON AUGUST 3, 2007 AND AS SUBSEQUENTLY AMENDED. OPSWARE STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. OPSWARE STOCKHOLDERS MAY OBTAIN COPIES OF THESE MATERIALS WITHOUT CHARGE FROM THE SEC THROUGH THE SEC’S WEBSITE AT WWW.SEC.GOV. OPSWARE STOCKHOLDERS ALSO MAY OBTAIN COPIES OF THESE DOCUMENTS, WITHOUT CHARGE, FROM INNISFREE M&A INCORPORATED, THE INFORMATION AGENT FOR THE OFFER, AT +1 877 750 5838 OR BY EMAIL AT INFO@INNISFREEMA.COM, FROM J.P. MORGAN SECURITIES, INC, THE DEALER MANAGER FOR THE OFFER, AT +1 877 371 5947, OR FROM HP.

FORWARD-LOOKING STATEMENTS

These questions and answers contain forward-looking statements that involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions, including those conditions related to regulatory approvals; the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the transaction may not be timely completed, if at all; that, prior to the completion of the transaction, Opsware’s business may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies; and other risks that are described from time to time in HP’s and Opsware’s Securities and Exchange Commission reports, including but not limited to the risks described in HP’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2007 and Opsware’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2007. HP assumes no obligation and does not intend to update these forward-looking statements.